FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2007

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: May 17, 2007

Exhibit 99.1

Ctrip Reports First Quarter 2007 Financial Results

Shanghai, China – May 16, 2007, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced its unaudited financial results for the quarter ended March 31, 2007.

Highlights for the first quarter of 2007

•	Net revenues were RMB232 million (US$30 million) in the first quarter of 2007, up 49% year-on-year.

•

Gross margin was 79% in the first quarter of 2007, compared to 82% in the same period in 2006 largely due to higher cost of service as a result of increased revenue contribution from air ticketing and packaged tour businesses.

•

Income from operations was RMB71 million (US$9 million) in the first quarter of 2007. Excluding share-based compensation charges (non-GAAP), income from operations was RMB90 million (US$12 million), up 42% year-on-year.

•	Operating margin was 31% in the first quarter of 2007. Excluding share-based compensation charges (non-GAAP), operation margin was 39%, compared to 40% during the same period in 2006.

•	Net income was RMB65 million (US$8 million) in the first quarter of 2007. Excluding share-based compensation charges (non-GAAP), net income was RMB84 million (US$11 million), up 35% year-on-year.

•	Diluted earnings per ADS were RMB1.92 (US$0.25). Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.47 (US$0.32).

•	Share-based compensation charges were RMB19 million (US$2 million), accounting for 8% of the net revenues, or RMB0.55 (US$0.07) per ADS for the first quarter of 2007.

“We are very proud of an outstanding performance by our team during the first quarter of 2007,” said Min Fan, Chief Executive Officer of Ctrip. “Our continuous focus on customers, technology and processes enabled us to expand our market share and further strengthen our brand. As the overall travel market continues to grow at a rapid pace, we are committed to putting relentless efforts on our operations and delivering solid financial returns to our shareholders.”

Financial Results

For the first quarter of 2007, Ctrip reported total revenues of RMB249 million (US$32 million), representing a 49% increase from the same period in 2006 and 3% increase from the fourth quarter of 2006.

Hotel reservation revenues totaled RMB133 million (US$17 million) for the first quarter of 2007, representing a 40% increase from the same period in 2006 primarily due to increased volume, and a 3% decrease from the previous quarter primarily due to a seasonally weaker first quarter as a result of reduced hotel bookings from business travelers during the Chinese New Year Holidays.

The total number of hotel room nights booked was approximately 1.92 million in the first quarter of 2007, compared to approximately 1.38 million for the same period in 2006 and approximately 1.94 million room nights in the previous quarter.

Air ticket booking revenues for the first quarter of 2007 were RMB95 million (US$12 million), representing a 64% increase from the same period in 2006 and a 9% increase from the previous quarter, primarily due to a strong growth of air tickets sales volume.

The total number of air tickets sold in the first quarter of 2007 was approximately 2.22 million, compared to approximately 1.28 million for the same period in 2006 and approximately 1.90 million in the previous quarter.

Packaged-tour revenues for the first quarter of 2007 were RMB16 million (US$2 million), up 73% from the same period in 2006 and 46% from the previous quarter due to increased leisure travels during the first quarter of 2007.

For the first quarter of 2007, net revenues were RMB232 million (US$30 million), a 49% increase from the same period in 2006. Net revenues increased 3% from the fourth quarter in 2006.

The gross margin was 79% in the first quarter of 2007, compared to 82% for the same period in 2006 and 80% in the previous quarter. This decrease was largely due to higher cost of services as a result of increased revenue contribution from air ticketing and packaged tour businesses.

Product development expenses for the first quarter of 2007 increased by 48% to RMB34 million (US$4 million) from the same period in 2006 and increased by 10% compared to the previous quarter, primarily due to the increase of product development personnel resources. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 13% of the net revenues, and remained relatively consistent with 13% in the same period last year and 12% in the previous quarter.

Sales and marketing expenses for the first quarter of 2007 increased by 40% to RMB48 million (US$6 million) from the same period in 2006, primarily due to the increase of sales and marketing personnel resources and advertisement spending. Sales and marketing expenses remained relatively consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 20% of the net revenues, slightly lower than 21% in the same period last year and the previous quarter.

General and administrative expenses for the first quarter of 2007 increased by 47% to RMB30 million (US$4 million) from the same period in 2006 and increased by 20% from the previous quarter, primarily due to the increase of personnel resources and the incurrence of RMB11 million (US$1 million) for share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for

8% of the net revenues, remained relatively consistent with 8% for both the same period last year and the previous quarter.

Income from operations for the first quarter of 2007 was RMB71 million (US$9 million). Excluding share-based compensation charges (non-GAAP), income from operations was RMB90 million (US$12 million), increased 42% from the same period in 2006, and 1% from the previous quarter.

Operating margin was 31% in the first quarter of 2007. Excluding share-based compensation charges (non-GAAP), operating margin was 39% compared to 40% in the first quarter of 2006 and 39% in the previous quarter.

Net income for the first quarter of 2007 was RMB65 million (US$8 million). Excluding share-based compensation charges (non-GAAP), net income was RMB84 million (US$11 million), representing a 35% increase from the same period in 2006 and a 3% increase from the previous quarter, mainly due to higher income from operations.

The diluted earnings per ADS were RMB1.92 (US$0.25). Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB2.47 (US$0.32) for the first quarter of 2007.

As of March 31, 2007, the cash balance increased to RMB866 million (US$112 million), compared to RMB851 million as of December 31, 2006.

Business Outlook

For the second quarter of 2007, Ctrip expects to continue strong year-on-year net revenue growth of approximately 35%.

Note to Financial Information

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.

Disclosure of Home Country Practice

Ctrip followed home country practice with respect to distribution of annual reports in 2006 and 2007. We have posted our annual reports on http://ir.ctrip.com and sent our shareholders a written notice containing the website address for our annual reports and informing them that upon receipt of request from any of our shareholders, we would deliver a hard copy of the annual report to such shareholder.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Time on May 16, 2007 (or 9:00AM on May 17, 2007 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com

The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-866-271-0675, International dial-in number +1-617-213-8892; Passcode 26924627.

A telephone replay of the call will be available after the conclusion of the conference call through May 23, 2007. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 51179074.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expect," "anticipate," "future," "intend," "plan," "believe" "estimate," and "confident" and similar statements. Among other things, quotations from management and Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth, declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase brand recognition to obtain new business partners and consumers, failure to attract, train and retain key individuals and employees, failure to compete against new and existing competitors, Ctrip’s limited operating history, fluctuations in quarterly operating results, damage to infrastructure and technology, loss of services of key executives, PRC laws and regulations governing internet content providers in China and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of May 16, 2007, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, net income, and diluted earnings per share, each of which is adjusted from the most comparable GAAP results to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, for 2007 and 2006. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provides the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial measures to consolidated statement of operations information are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For Further Information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12216

Email: jrcui@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2006 RMB	March 31, 2007 RMB	March 31, 2007 USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	844,392,604	858,988,037	111,221,778
Restricted cash	6,600,000	6,600,000	854,568
Accounts receivable	137,617,717	198,661,781	25,722,729
Prepayments and other current assets	61,940,791	54,894,800	7,107,779
Deferred tax assets	2,916,151	3,689,229	477,682

Total current assets	1,053,467,263	1,122,833,847	145,384,536

Long-term deposits	80,174,984	94,005,317	12,171,809
Land use rights	66,449,208	66,107,859	8,559,646
Property, equipment and software	153,690,484	192,346,854	24,905,072
Investment	80,416,250	80,416,250	10,412,297
Goodwill	14,595,849	14,595,849	1,889,871
Other long-term assets	3,058,465	3,023,551	391,489

Total assets	1,451,852,503	1,573,329,527	203,714,720

LIABILITIES
Current liabilities:
Accounts payable	151,408,198	210,531,389	27,259,606
Salary and welfare payable	32,778,110	27,741,442	3,591,962
Taxes payable	34,913,392	35,714,990	4,624,377
Advances from customers	38,178,866	36,925,547	4,781,120
Provisions for customer reward program	29,566,712	32,568,828	4,217,012
Dividend payable	72,169,155	72,169,155	9,344,463
Other payables and accruals	62,030,840	38,939,964	5,041,947

Total current liabilities	421,045,273	454,591,315	58,860,487

Other long-term payables	2,437,500	1,625,000	210,405

Total liabilities	423,482,773	456,216,315	59,070,892

Minority interests	672,780	679,532	87,986

SHAREHOLDERS’ EQUITY
Share capital	2,700,889	2,708,349	350,677
Additional paid-in capital	627,461,168	654,577,662	84,754,721
Statutory reserves	53,787,911	53,787,911	6,964,459
Cumulative translation adjustments	(16,099,263)	(19,408,858)	(2,513,059)
Retained Earnings	359,846,245	424,768,616	54,999,044

Total shareholders’ equity	1,027,696,950	1,116,433,680	144,555,842

Total liabilities and shareholders’ equity	1,451,852,503	1,573,329,527	203,714,720

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended March 31, 2006 RMB	Quarter Ended December 31, 2006 RMB	Quarter Ended March 31, 2007 RMB	Quarter Ended March 31, 2007 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	95,629,719	137,823,641	133,468,270	17,281,473
Air-ticketing	57,654,891	86,756,060	94,616,770	12,250,980
Packaged tour	9,265,058	10,962,257	15,996,277	2,071,198
Others	4,713,007	6,130,331	5,100,040	660,353

Total revenues	167,262,675	241,672,289	249,181,357	32,264,004

Less: business tax and related surcharges	(11,233,882)	(15,920,282)	(16,965,212)	(2,196,656)

Net revenues	156,028,793	225,752,007	232,216,145	30,067,348

Cost of services	(28,164,948)	(45,769,174)	(48,559,779)	(6,287,520)

Gross profit	127,863,845	179,982,833	183,656,366	23,779,828

Operating expenses:
Product development *	(22,985,588)	(31,013,066)	(34,017,541)	(4,404,591)
Sales and marketing *	(34,515,120)	(48,731,350)	(48,394,455)	(6,266,115)
General and administrative *	(20,514,717)	(25,210,001)	(30,166,714)	(3,905,986)

Total operating expenses	(78,015,425)	(104,954,417)	(112,578,710)	(14,576,692)

Income from operations	49,848,420	75,028,416	71,077,656	9,203,136
Interest income	4,278,327	3,109,720	3,266,557	422,954
Other income/(expense)	2,742,851	(270,934)	2,834,202	366,972

Income before income tax expense and minority interest	56,869,598	77,867,202	77,178,415	9,993,062

Income tax expense	(8,504,297)	(10,896,122)	(12,249,292)	(1,586,039)
Minority interests	42,267	(59,509)	(6,752)	(874)

Net income	48,407,568	66,911,571	64,922,371	8,406,149

Earnings per share
- Basic	1.51	2.06	1.99	0.26
- Diluted	1.48	2.00	1.92	0.25

Weighted average shares outstanding
- Basic	32,067,925	32,550,390	32,669,661	32,669,661
- Diluted	32,815,598	33,521,665	33,742,356	33,742,356
* Share-based compensation charges included are as follows:

Product development	3,176,702	3,614,395	4,844,239	627,232
Sales and marketing	1,978,929	2,284,821	2,971,775	384,785
General and administrative	8,138,835	7,962,338	10,772,464	1,394,819

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended March 31, 2007
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(34,017,541)	15%	4,844,239	2%	(29,173,302)	13%
Sales and marketing	(48,394,455)	21%	2,971,775	1%	(45,422,680)	20%
General and administrative	(30,166,714)	13%	10,772,464	5%	(19,394,250)	8%

Total operating expenses	(112,578,710)	48%	18,588,478	8%	(93,990,232)	40%
Income from operations	71,077,656	31%	18,588,478	8%	89,666,134	39%
Net income	64,922,371	28%	18,588,478	8%	83,510,849	36%
Diluted earnings per share (RMB)	1.92		0.55		2.47
Diluted earnings per share (USD)	0.25		0.07		0.32

	Quarter Ended December 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(31,013,066)	14%	3,614,395	2%	(27,398,671)	12%
Sales and marketing	(48,731,350)	22%	2,284,821	1%	(46,446,529)	21%
General and administrative	(25,210,001)	11%	7,962,338	4%	(17,247,663)	8%

Total operating expenses	(104,954,417)	46%	13,861,554	6%	(91,092,863)	40%
Income from operations	75,028,416	33%	13,861,554	6%	88,889,970	39%
Net income	66,911,571	30%	13,861,554	6%	80,773,125	36%
Diluted earnings per share (RMB)	2.00		0.41		2.41
Diluted earnings per share (USD)	0.26		0.05		0.31

	Quarter Ended March 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(22,985,588)	15%	3,176,702	2%	(19,808,886)	13%
Sales and marketing	(34,515,120)	22%	1,978,929	1%	(32,536,191)	21%
General and administrative	(20,514,717)	13%	8,138,835	5%	(12,375,882)	8%

Total operating expenses	(78,015,425)	50%	13,294,466	9%	(64,720,959)	41%
Income from operations	49,848,420	32%	13,294,466	9%	63,142,886	40%
Net income	48,407,568	31%	13,294,466	9%	61,702,034	40%
Diluted earnings per share (RMB)	1.48		0.41		1.88
Diluted earnings per share (USD)	0.18		0.05		0.23

Notes for all the financial schedules presented:

Note 1:	The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB7.7232 on March 31, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Note 2:	Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2007 financial information presentation.